UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 4, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES ACT OF 1933

Capricor Therapeutics, Inc.

File No. 333-195385 -- CF# 31221

Capricor Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibit to a Form S-1 filed on April 18, 2014, as amended.

Based on representations by Capricor Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.46	through May 5, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary